UNITED STATES
SECURITIES AND EXCHANGE COMMISSION



21004453

SEC Mail Processing Section
JUN 08 2021
Washington DC
410

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-48915

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3/1/2020 (MM/DD/YY) AND ENDING 2/28/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Capital Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 Anclote Rd. Suite A
(No. and Street)

Tarpon Springs	FL	34689
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HENRY J ABBOTT (727) 450-0750
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephano Slack, LLC
(Name – *if individual, state last, first, middle name*)

125 Strafford Ave.	Wayne	PA	19087
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Henry J. Abbott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Capital Securities Corp, as of February 28, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

SHEALYN DE PURY
Notary Public - State of Florida
Commission # GG 984130
My Comm. Expires May 4, 2024

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



COMMONWEALTH CAPITAL SECURITIES CORP.

Financial Statements

February 28, 2021

Contents

STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Commonwealth Capital Securities Corp.
Tarpon Springs, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Commonwealth Capital Securities Corp. as of February 28, 2021, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Commonwealth Capital Securities Corp. as of February 28, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Commonwealth Capital Securities Corp.'s management. Our responsibility is to express an opinion on Commonwealth Capital Securities Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Commonwealth Capital Securities Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

[illegible] Strafford Avenue
Suite [illegible]
Wayne, PA [illegible]
tel [illegible] fax 610-[illegible]

[illegible] West 14th Street
Wilmington, DE 19806
tel [illegible] fax [illegible]
www.stephanoslack.com


STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Statement Pursuant to Rule 17a-5(d)(2)(iii) (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Commonwealth Capital Securities Corp.'s financial statements. The supplemental information is the responsibility of Commonwealth Capital Securities Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Statement Pursuant to Rule 17a-5(d)(2)(iii) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Stephano Slack LLC

Stephano Slack LLC

We have served as Commonwealth Capital Securities Corp.'s auditor since 2021.

Wayne, Pennsylvania
June 7, 2021

Commonwealth Capital Securities Corp.

Statement of Financial Condition

February 28,		2021
Assets		
Cash and cash equivalents	$	78,216
Prepaid expenses		11,520
Total Assets	$	89,736
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable - Commonwealth Capital Corp.	$	36,368
Accrued expenses		14,999
Federal income tax payable		30
Total Liabilities		51,397
Stockholder's equity		
Common stock, $1 par value		
Authorized 1,000 shares		
Issued and outstanding 50 shares		50
Additional paid-in capital		603,937
Accumulated Deficit		(565,648)
Total Stockholder's Equity		38,339
Total Liabilities and Stockholder's Equity	$	89,736

See accompanying notes to financial statements.

Commonwealth Capital Securities Corp.

Statement of Operations

Year ended February 28,		**2021**
Revenues		
Education and Administrative services	$	77,903
Total Revenues		**77,903**
Expenses		
Operating and Administrative expenses		66,991
Regulatory fees		10,768
Total Expenses		**77,759**
Income before provision for income tax		**144**
Provision for income tax		30
Net Income	**$**	**114**

See accompanying notes to financial statements.

Commonwealth Capital Securities Corp.

Statement of Changes in Stockholder's Equity

	Common Stock								
	Number of Shares		*Amount*		*Paid-In Capital*		*Accumulated Deficit*		*Total*
Balance, March 1, 2020	50	$	50	$	603,937	$	(565,762)	$	38,225
Net Income	—		—		—		114		114
Balance, February 28, 2021	**50**	**$**	**50**	**$**	**603,937**	**$**	**(565,648)**	**$**	**38,339**

See accompanying notes to financial statements.

Commonwealth Capital Securities Corp.

Statement of Cash Flows

Year ended February 28,		**2021**
Cash flows provided by operating activities		
Net income	**$**	**114**
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in operating assets and liabilities:		
Prepaid expenses		2,365
Accrued expenses		14,965
Accounts payable - Commonwealth Capital Corp.		9,580
Federal income tax payable		(2,098)
Net cash provided by operating activities		**24,926**
Net increase in cash and cash equivalents		**24,926**
Cash and cash equivalents at beginning of year		**53,290**
Cash and cash equivalents at end of year	**$**	**78,216**

See accompanying notes to financial statements.

1. Organization and Significant Accounting Policies

Organization

Commonwealth Capital Securities Corp. (the "Company") originated as a wholly owned subsidiary of Commonwealth of Delaware, Inc. ("CDI"). On March 1, 2019, CDI transferred 100% of its ownership interest to a new owner, the HJA Trust. Under the Provisions of the HJA Trust, in the event that Ms. Kimberly Springsteen-Abbott's, CEO of CDI, bar from the securities industry is lifted/removed at a future date, the HJA Trust will be dissolved and the Company's common stock will be transferred back to CDI or other entity as designated by CDI.

The Company has registered with the Securities and Exchange Commission as a broker-dealer pursuant to Section 17 of the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of SEC Rule 15c3-3. The Company sells units of its affiliated partnerships or companies through broker/dealer firms to their customers throughout the United States.

The Company does not hold funds or securities for, or owe any money or securities to, customers and does not carry amounts of, or for customers. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i).

Liquidity

On March 1, 2019, the HJA Trust established a cash reserve balance of approximately $21,000 to provide liquidity in the event the Company requires additional capital to meet operating needs or net capital requirements. The reserve account is in the name of the HJA Trust and is held outside the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and

expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents, at February 28, 2021, were held in the custody of one financial institution. Bank accounts are federally insured up to $250,000. At times, the balances may have exceeded federally insured limits. At February 28, 2021, the total cash balance did not exceed FDIC insured limits. The Company mitigates risk by depositing funds with a major financial institution. The Company has not experienced any losses in such accounts, and believes that it is not exposed to any significant credit risk.

Income Taxes

The Company accounts for income taxes under the provisions of Accounting Standards Codification ("ASC") 740.

The Company accounts for income taxes using the liability method. The liability method requires the determination of deferred tax assets and liabilities based on the differences between the financial statement and income tax basis of assets and liabilities, using enacted tax rates. Additionally, net deferred tax assets are adjusted by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax assets will not be realized.

Disclosure of Fair Value of Financial Instruments

The carrying value of financial instruments reported in the accompanying statement of financial condition for cash and cash equivalents, prepaid expenses, accounts payable and accrued expenses are carried at amounts which reasonably approximate their fair values as of February 28, 2021 due to the immediate or short-term nature of these financial instruments.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers,* which creates a framework for recognizing revenue from contracts with customers that fall within its scope. The revenue standard requires that the Company identify contracts with a customer, evaluate performance obligations in the contracts, determine the transaction price, allocate the transaction price to the performance obligations in the contracts and determine when the performance obligations were satisfied to allow revenue recognition.

Disaggregation of revenue by type of service is presented below for the year ended February 28, 2021. Revenues from contracts with customers within the scope of this guidance include:

- ***Training Services:*** The Company provides continuing education training to Commonwealth Capital Corp. ("CCC") affiliated employees based upon a signed services agreement. Fees are earned at the time training sessions are provided and the performance obligation is satisfied. Training services are billed quarterly. During the year ended February 28, 2021, the Company recognized revenue from training fees of approximately $31,000, which is included in education and administrative services revenue in the accompanying statement of operations.

- ***Records & Email Administration Services:*** The Company provides monthly services to CCC for the monitoring and administration of records and email as required by the regulating body, FINRA. Fees are earned as records and email administrative services are provided and the performance obligation is satisfied. Records and email administrative services are billed quarterly. During the year ended February 28, 2021, the Company recognized revenue from records and email administrative services fees of approximately $23,000, which is included in education and administrative services revenue in the accompanying statement of operations.

- ***Record Retention Services:*** The Company provides CCC with monthly services related to maintaining company files in a secure, safe location for a specified period of time. Fees for record retention services are earned monthly and billed quarterly. During the year ended February 28, 2021, the Company recognized revenue from record retention services of approximately $24,000, which is included in education and administrative services revenue in the accompanying statement of operations.

- ***Commission Revenue:*** The Company recognizes revenue on sales of limited partnership or limited liability company units of Commonwealth Income & Growth Funds ("Funds"). A sale is deemed completed upon acceptance into the Funds by the sponsor. Upon this acceptance, the Company has determined that the performance obligation has been satisfied and there are no other obligations that the Company needs to fulfil. Payment of the commission revenue is due upon acceptance. For the year ended February 28, 2021, no limited partnership or liability company units were sold. As a result, there was no commission revenue for the year ended February 28, 2021.

There were no contract assets or liabilities as of February 28, 2021.

Commission Expense

Selling commissions are generally 7% of the partners' contributed capital to the Funds and dealer manager fees are 2% of the partners' contributed capital to the Funds. Up to 1% of Partners' contributed capital can be paid to broker-dealers as a marketing reallowance.

2. Transactions with Related Parties

Revenue

For the year ended February 28, 2021, no limited partnership or liability company units were sold to outside customers. As a result, there was no commission revenue.

As described in Note 1, the Company provided various services to CCC during the year ended February 28, 2021. The Company recognized approximately $78,000 of revenue which is presented as education and administrative services revenue on the accompanying statement of operations.

Expenses

As of February 28, 2021, all operating expenses paid by the Company are included in the accompanying financial statements and reports as filed with FINRA and have been properly reflected in the net capital computation.

For the year ended February 28, 2021, the Company incurred expenses of approximately $29,000 for office rent and administrative services provided by CCC.

Payables

As of February 28, 2021, the Company owed approximately $36,000 to CCC for services rendered and expenses paid on the Company's behalf. This payable is short term, unsecured, and non-interest bearing.

3. Net Capital Requirements

The Company is subject to the net capital rules of the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At February 28, 2021, the Company's net capital, required net capital, and ratio of aggregate indebtedness to net capital were as follow

Net capital	$	26,819
Required net capital	$	5,000
Ratio of aggregate indebtedness to net capital		1.92-to-1

The Company is exempt from the calculation of the reserve requirement under Rule 15c3-3k(2)(i) due to the fact that it carries no margin account, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker-dealer and its customers through a special account for the exclusive benefit of its customers.

4. Income Taxes

Due to the net operating income of the Company, there is a provision for current Federal income taxes of approximately $30 for the year ended February 28, 2021. The Company's income tax provision in the statement of operations for the year ended February 28, 2021 did not differ from expected income tax provision at the statutory rate.

The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. To the extent interest and penalties are not assessed with respect to uncertain tax positions, amounts accrued will be reduced and reflected as a reduction of the overall income tax positions. The Company recorded no interest and penalties during the year ended February 28, 2021 and had no accrued interest and penalties as of February 28, 2021.

For the year ended February 28, 2021, the Company did not identify any uncertain tax positions taken or expected to be taken in an income tax return which would require adjustment to or disclosure in its financial statements. The Company is subject to Pennsylvania state tax examinations for the years subsequent to February 28, 2017. The Company currently has no open examinations with taxing authorities.

5. Commitments, Contingencies, and Guarantees

FINRA MC-400

On December 7, 2017, the Company filed a Form MC-400, FINRA file No. SD-2132, which sought to maintain the Company's then current ownership structure. FINRA denied the application, and there are no further appeals of the denial pending at this time. Thereafter, on March 1, 2019 the Company's present ownership structure was implemented with HJA Trust being the sole owner of the Company. Henry Abbott, the Chief Executive Officer, is the beneficiary of the Trust. FINRA has approved the new structure.

COVID-19 Pandemic

In March 2020, the World Health Organization classified the novel coronavirus ("COVID-19") outbreak as a pandemic, based on the rapid increase in exposure globally. At present, the Company's operations have not been adversely affected and continue to function effectively.

The extent to which the COVID-19 pandemic, and the Company's precautionary measures in response thereto, may impact our business, financial condition or results of operations will depend on how the COVID-19 pandemic and its impact to continue to develop, which are highly uncertain and cannot be predicted at this time.

CARES Act Legislation

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security ("CARES") Act was signed into law which included a variety of changes to the corporate income tax code. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, increased limitations on qualified charitable contributions, and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act legislation did not impact the Company's financial position and results of operations as of and for the fiscal year ended February 28, 2021. The Company is currently evaluating the impact of the legislation on its fiscal 2022 financial statements.

Commonwealth Capital Securities Corp.

Computation of Net Capital Pursuant to Rule 15c3-1

February 28,		2021
Net capital		
Total stockholder's equity from statement of financial condition	$	38,339
Deductions and/or charges		
Non-allowable assets		
Prepaid expenses		11,520
Total non-allowable assets		11,520
Net capital	$	26,819
Computation of Basic Net Capital Requirement		
Minimum net capital required per rule 15c3-1 (greater of $5,000 or 6.67% of aggregate indebtedness of approximately $51,400)	$	5,000
Excess net capital	$	21,819
Computation of aggregate indebtedness		
Accounts payable - Commonwealth Capital Corp.		36,368
Accrued expenses		14,999
Federal income taxes payable		30
Aggregate indebtedness	$	51,397
Ratio of aggregate indebtedness to net capital		1.92-to-1

Statement Pursuant to Rule 17a-5(d)(2)(iii)

From the unaudited Part IIA of Form X-17A-5 filed on May 23, 2021, the Company adjusted the provision for income tax by $2,222 due to the Company not having net operating income to support the provision for income tax. The adjustment to the computation contained herein increases net capital and excess net capital by $2,222. The ratio of aggregate indebtedness to net capital also decreased from 2.18 to 1 to 1.92 to 1, in the amended Part IIA of Form X-17A-5 filed on May 26, 2021 as a result of these adjustments.

STEPHANO SLACK LLC

ACCOUNTANTS AND TAX ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Commonwealth Capital Securities Corp.
Tarpon Springs, Florida

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Commonwealth Capital Securities Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Commonwealth Capital Securities Corp. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Commonwealth Capital Securities Corp. stated that Commonwealth Capital Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Commonwealth Capital Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Commonwealth Capital Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Stephano Slack LLC

Stephano Slack, LLC
Wayne, Pennsylvania
June 7, 2021

[illegible] Avenue
Suite 200
Wayne PA [illegible]
[illegible] 610-687-1600 FAX 610-687-0016

[illegible] Street
[illegible]
[illegible]
[illegible]

Management's Exemption Report

Commonwealth Capital Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240. 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> The Company claimed an exemption from 17 C.F.R. § 240 15c3-3 under the following provision of 17 C.F.R. 240. 15c3-3(k)(2)(i).
>
> The Company met the identified exemption provisions in 17 C.F.R. § 240. 15c3-3(k) throughout the most recent fiscal year without exception.

I, Henry Abbott, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chief Executive Officer of Commonwealth Capital Securities Corp.
June 7, 2021

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

SEC Mail Processing Section
JUN 08 2021
Washington DC
413

For the fiscal year ended 2/28/2021
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-48915 FINRA FEB 03/31/1997
COMMONWEALTH CAPITAL SECURITIES CORP
712 ANCLOTE ROAD, SUITE A
TARPON SPRINGS, FL 34689

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Theodore Cavaliere
(727) 450-0750

WORKING COPY

2. A. General Assessment (item 2e from page 2) $113

B. Less payment made with SIPC-6 filed (**exclude interest**) (56)
9/24/2020
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 57

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $57

G. **PAYMENT: √ the box**
Check mailed to P.O. Box [✓] **Funds Wired** [ ] **ACH** [ ]
Total (must be same as F above) $57

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Commonwealth Capital Securities Corp.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21st day of April, 2020.

VP, General Counsel
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 3/01/2020 and ending 2/28/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$77,903
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	2,584
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	2,584
2d. SIPC Net Operating Revenues	$75,319
2e. General Assessment @ .0015	$113
	(to page 1, line 2.A.)